FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 500 - 360 Bay Street, Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

May 25, 2006

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

May 25, 2006 – Toronto, Ontario – Grandview Gold Inc. (TSX:GVX) (“Grandview Gold” or the “Company”) announced today that its board of directors (the "Board") has determined not to proceed with either of the merger proposals referenced in its April 20, 2006 press release. After a thorough review of the two proposals and obtaining professional advice from Westwind Partners Inc., the Board has determined that neither merger proposal is in the best interest of Grandview shareholders.

As stated on May 11, 2006 Grandview’s gold exploration program in Nevada is expected to start in the first half of June. The immediate 12 drill hole targets are in proximity to Newmont's PC-20 high-grade hole and drill hole PC-05-02/2A, drilled in late 2005, with high-grade intercepts referenced in Stockwatch on February 1, 2006.

Under the terms of the option agreement for the Pony Creek/Elliot Dome properties, Grandview has the right to earn an undivided 60-percent interest from Mill City Gold Corp. by spending $3.5 -million (U.S.) over three years commencing April, 2005, subject to certain conditions.

Item 5.	Full Description of Material Change

May 25, 2006 – Toronto, Ontario – Grandview Gold Inc. (TSX:GVX) (“Grandview Gold” or the “Company”) announced today that its board of directors (the "Board") has determined not to proceed with either of the merger proposals referenced in its April 20, 2006 press release. After a thorough review of the two proposals and obtaining professional advice from Westwind Partners Inc., the Board has determined that neither merger proposal is in the best interest of Grandview shareholders.

As stated on May 11, 2006 Grandview’s gold exploration program in Nevada is expected to start in the first half of June. The immediate 12 drill hole targets are in proximity to Newmont's PC-20 high-grade hole and drill hole PC-05-02/2A, drilled in late 2005, with high-grade intercepts referenced in Stockwatch on February 1, 2006.

Grandview Gold Inc.

Under the terms of the option agreement for the Pony Creek/Elliot Dome properties, Grandview has the right to earn an undivided 60-percent interest from Mill City Gold Corp. by spending $3.5 -million (U.S.) over three years commencing April, 2005, subject to certain conditions.

Grandview Gold Inc. is a gold exploration company focused on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Raymond Pecoskie
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 25th day of May 2006.

Grandview Gold Inc.

"Raymond Pecoskie"

Raymond Pecoskie,
President & Chief Executive Officer

Grandview Gold Inc.